June 21, 2019

William J. Janetschek
Chief Financial Officer
KKR & Co. Inc.
9 West 57th Street
Suite 4200
New York, New York 10019

       Re: KKR & Co. Inc.
           Form 10-Q the for Quarterly Period Ended March 31, 2019 Filed May 3, 2019
           File No. 001-34820

Dear Mr. Janetschek:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 1. Financial Statements
Notes to Financial Statements (Unaudited)
14. Segment Reporting, page 45

1. We note that you have changed from four reportable segments to one reportable segment.
      Please explain why it is appropriate to continue to provide segment disclosures (e.g., segment revenues, segment expenses, segment operating earnings, segment assets/liabilities, disaggregated segment revenues by business line disclosures, etc.) and
      how your current disclosures are consistent with ASC 280. In this regard, if you have only one reportable segment, explain why it is appropriate to present business line level information here. Please advise or revise your future filings to remove all such "segment"
      and business line references and information.
 William J. Janetschek
KKR & Co. Inc.
June 21, 2019
Page 2
2. We note your presentation of segment results, segment revenues, segment expense, and segment operating earnings here and within the "Segment Analysis" section of
         Management's Discussion and Analysis, beginning on page 82. We also note your presentation of segment balance sheets on pages 94-95. Please tell us why you believe this presentation complies with ASC 280-10-50, given your determination that you have one segment. In addition, tell us why you believe your presentation of the segment results
         (page 82) and segment balance sheets (pages 94-95) complies with the prominence considerations under Question 102.10 of the updated Non-GAAP C&DI.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit,
Staff Accountant at 202-551-5909 with any questions.



FirstName LastNameWilliam J. Janetschek                       Sincerely,
Comapany NameKKR & Co. Inc.
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Corporation Finance
June 21, 2019 Page 2                                          Office of
Financial Services
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